FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of March 20, 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

US lawsuit filed in the New York federal court against Sterling Jewelers Inc, a US subsidiary of Signet Group plc.

On 18 March 2008, a class lawsuit was filed against Sterling Jewelers Inc. (‘Sterling Jewelers’), a subsidiary of Signet Group plc. The lawsuit alleges Sterling Jewelers’ US store-level employment practices are discriminatory as to compensation and promotional opportunities.

The lawsuit is based on the allegations of 15 former and current employees working in a few stores. They allege that the subsidiary paid women less than men who performed similar work, and with favoring men over women for promotions. When these allegations first surfaced, they were investigated. That investigation failed to substantiate the allegations.

Despite a significant effort to resolve these claims, Sterling Jewelers has not been able to achieve a resolution.

Sterling Jewelers denies the allegations and intends to defend them vigorously.

Enquires to:

Tim Jackson
Investor Relations Director
+44 (0) 20 7317 9711

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  March 20, 2008